navisyo
authentic experience

CROWDFUNDING PRESENTATION

www.wefunder.com/navisyo

NAVISYO™ IS DEDICATED TO CONNECTING BOAT OWNERS AND TRAVELERS.

WE OFFER 3 OPTIONS



FLOATEL

Floatel stays in selected marinas, private docks or moorings, around the world, with or without the boat owners on board.



VOYAGE

Voyage opportunities to share an authentic journey, from point A to point B, on all waterways, with the boat owners.



EVENT

Event spaces on a boat, whether for private or corporate celebrations, as a fun alternative to standard venues.



DO YOU WANT TO SUPPORT NAVISYO?

WEFUNDER KEY FACTS



PERCENT
are approved

3

90

PERCENT
success rate
for start-ups
looking to
raise capital

THOUSANDS
potential
private
investors

650

2

BILLIONS
dollars have
been raised

NAVISYO
HAS BEEN APPROVED TO RUN A FUNDRAISING CAMPAIGN.

OUR GOALS TO RAISE

Start date: December 18, 2020

4ᵗʰ GOAL
$1,070,000

3ʳᵈ GOAL
$500,000

1ˢᵗ GOAL
$75,000
REACHED!

December 2020

2ⁿᵈ GOAL
$150,000
REACHED!

January 2021

HOW DOES IT WORK?

INVITATION TO INVEST IN NAVISYO

1

Invest any amount starting at a minimum of $100

2

Write a strong review about why you believe in this project

3

Be sure to share the Wefunder link

WHAT WILL YOU RECEIVE IF YOU INVEST NOW?

Potential to three times 3X return based on 5% from all revenues generated by the company.



INVESTORS THROUGH WEFUNDER, INC. WILL ALSO RECEIVE THE FOLLOWING PERKS BASED OFF HOW MUCH THEY INVEST:

$250
- 3x Triple your investment amount
- Lifetime membership to Navisyo's Founders Club
- VIP & Priority access to promotional offers
- Special invitations to offline & online events.

$500
- 3x Triple your investment amount
- Lifetime membership to Navisyo's Founders Club
- VIP & Priority access to promotional offers
- Special invitations to offline & online events
- A 5% discount off your first 5 bookings made on the Navisyo's platform

$1000
- 3x Triple your investment amount
- Lifetime membership to Navisyo's Founders Club
- VIP & Priority access to promotional offers
- Special invitations to offline & online events
- A lifetime 2.5% discount off any bookings made on the Navisyo's platform

$2500
- 3x Triple your investment amount
- Lifetime membership to Navisyo's Founders Club
- VIP & Priority access to promotional offers
- Special invitations to offline & online events
- A Lifetime 5% discount off any bookings made on the Navisyo's platform

$5000
- 3x Triple your investment amount
- Lifetime membership to Navisyo's Founders Club
- VIP & Priority access to promotional offers
- Special invitations to offline & online events
- A Lifetime 5% discount off any bookings made on the Navisyo's platform
- Private Dinner for 2 pax with the Founder, Alexander Michaels at a top restaurant. (Excluding transportation or airfare – locations & date to be unveiled by December 2021)

$10000
- 3x Triple your investment amount
- Lifetime membership to Navisyo's Founders Club
- VIP & Priority access to promotional offers
- Special invitations to offline & online events
- A Lifetime 5% discount off any bookings made on the Navisyo's platform
- Dinner Gala for 2 pax on a luxurious yacht with Founders & VIP. (Excluding transportation or airfare – location & date to be unveiled by December 2021)
- A complimentary 3 days 2 nights stay for 2 people on a yacht (Excluding transportation or airfare – location & date to be unveiled by December 2021, yacht experience may include other VIP's onboard)

100%
TRANSPARENCY
WITH WEFUNDER.COM

1 Increase your investment at any time

2 Get regular updates from Navisyo™

3 Offering insured by the TigerMarkTM insurance policy. This insurance policy is backed by AXA XL, the 2nd largest commercial insurance company in the world

4 All investment amounts are held in an escrow account

Navisyo's offering on Wefunder is insured by the TigerMark™ insurance policy.

This insurance policy is backed by AXA XL, the 2nd largest commercial insurance company in the world.





WHY YOU MAY WANT TO INVEST IN US?



1 Innovative, cutting edge, internet based, disruptive technology.

2 Worldwide market potential with swift territory start-ups.

3 Completed Marketplace Beta Version: www.vimeo.com/470183284

4 Lean and effective operations, with minimal costs and maximum returns.

5 Unique go-to-market strategy, harnessing the power of the people for the people.

6 Privileged licensing rights and expansion opportunities – for all our early adopters.

7 A lifetime, open source, profit sharing business model for marinas, ambassadors and licensees. A win-win.

8 A people-to-people marketplace which allows a budget-friendly access to recreational boating.

WHY INVEST ON WEFUNDER?

**Wefunder has higher returns than the top quarter of venture capital firms.
2013 – 2016 Regulation D**

Results as of November 2020, assuming an investor chose to invest $25,000 in each company that was funded on Wefunder from 2013 – 2016.

29%
Unrealized net IRR[2]
VS. 15% IRR FOR TOP 25% OF VENTURE CAPITAL FIRMS[3]

$3,000,000
Total if invested $25K in each startup on Wefunder

$13,030,500
Current unrealized value as of November 2020

4.3 X
Return multiple

72%
Startups still active
(86 of 120)

38%
Startups who went on to raise a Series A over $ 3M

$4 Billion
Follow-on financing after our investment

9 @ $100M
9 startups now valued at over $100 million

Based on a company valuation of $5,000,000 in the first 27 days, $160,000 was raised from a total of 183 investors!

The round was achieved in record time.

Join our Navisyo family and invest in your future!

Invest in Navisyo

Dedicated to connecting boat owners with new world travelers around the globe


ALEXANDER MICHAELS
CEO / FOUNDER
navisyo

NAVISYO.COM MIAMI BEACH FL

Technology | Social | Marketplace | Social Impact | 500 Startups

$160,630

raised from 183 investors

$100 min

Invest

WATCH FOR UPDATES

Held in Escrow & Refundable.

LINK TO NAVISYO'S WEFUNDER CAMPAIGN

https://wefunder.com/navisyo/



JOIN THE EVER GROWING NAVISYO FAMILY!

For more details about becoming an investor,
you may visit: **https://help.wefunder.com/#/investor**